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                           March 1, 2022

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-1
                                                            Filed February 4,
2022
                                                            File No. 333-259767

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2021 letter.

       Amendment No. 2 to Form F-1 filed February 4, 2022

       Cover Page

   1. We note your response to our prior comment 1. Please revise to provide cross-references to the condensed
consolidating schedule and the consolidated financial statements.
 Erqi Wang
FirstName
Jin MedicalLastNameErqi   Wang
            International Ltd.
Comapany
March      NameJin Medical International Ltd.
       1, 2022
March2 1, 2022 Page 2
Page
FirstName LastName
Selected Condensed Consolidated Statements of Operations, page 6

2.       We have the following comments on your consolidating statements of operations
         presentation:
             Please seperately present the WFOE from your other subsidiaries; Please explain why the current Subsidiaries column reflects no activity. Specifically
             address why, in accordance with the Exclusive Business Cooperation and Service
             Agreement described on page 87, the WFOE does not reflect the service fees that the
             VIE is obligated to pay WFOE; and
             Your disclosures indicate the fee owed to the WFOE by the Zhongjin Operating
             Companies is    ...determined to be pretax income after deducting
relevant costs and
             reasonable expenses in accordance with United States Financial Reporting
             Standards.    Please explain to us in more detail the    relevant
costs and reasonable
             expenses    deducted from pretax income and how the resulting fee
provides the
             WFOE with the right to receive benefits that could be potentially significant to the
             Zhongjin Operating Companies. In addition, please explain to us how the fee creates an obligation for the WFOE to absorb losses of the Zhongjin Operating Companies when the WFOE receives the fee.
Selected Condensed Consolidated Balance Sheets, page 7

3. Please expand your selected condensed consolidated balance sheets to provide a more comprehensive presentation of the consolidating assets and liabilities by ensuring the
         Subsidiaries column, WFOE column and VIE column include all intercompany activities and balances. Ensure such amounts are presented on a gross basis to enhance transparency. To the extent necessary, please provide footnote disclosures to
         indicate the nature of such activities and balances. To the extent necessary, please address this comment as it relates to your Selected Condensed Consolidated Cash Flows.
Financial Statements
Note 1 - Organization and Business Description
Reorganization, page F-7

4. You disclose that the November 26, 2020 reorganization involved the incorporation of Jin
         Med, Zhongjin HK and Erhua Med, and signing of certain contractual arrangements between Zhongjin Technology, the shareholders of Changzhou Zhongjin and Changzhou
         Zhongjin. Consequently, the Company became the ultimate holding company of Zhongjin
         HK, Erhua Med, Changzhou Zhongjin and its subsidiaries. Please revise your disclosures such that it does not imply that the Company holds the equity interest in Changzhou
         Zhongjin and its subsidiaries.
5. Please replace all references to "its" VIE with "the" VIE throughout the footnotes.
 Erqi Wang
FirstName
Jin MedicalLastNameErqi   Wang
            International Ltd.
Comapany
March      NameJin Medical International Ltd.
       1, 2022
March3 1, 2022 Page 3
Page
FirstName LastName
       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Ying Li, Esq.